

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Via E-mail
Mr. Matthew McLaughlin
Chief Financial Officer
Oxford Immunotec Global PLC
700 Nickerson Road, Suite 200
Marlborough, MA 01752

> **Re: Oxford Immunotec Global PLC**
> **Form 8-K**
> **Exhibit No. 10.1 First Amendment to the Amended and Restated Supply and Reseller**
> **Agreement**
> **Filed November 20, 2019**
> **File No. 001-36200**

Dear Mr. McLaughlin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance